

July 23, 2024

**Via Federal Express**

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC  20549-0001

*Re:*     ***Cboe BYX  Exchange, Inc.***
           ***Form 1 Amendment***

Dear Mrs. Jackson:

On behalf of Cboe BYX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J currently on file with the Commission.  Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

*Kyle Murray*

Kyle Murray
VP, Legal Head of Global Listings
913-815-7121
Signature executed at 9:00am on 07/23/24

Enclosure

---

[1] See Attachment for a comprehensive list of updates to Exhibits C and J

## **Attachment**

*Summary of changes made to Exhibit C:*

- Alexandra Szakats was added as an officer on Cboe BZX Exchange, Inc., Cboe EDGA , Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., and Cboe C2 Exchange, Inc.
- Natan Tiefenbrun was added as an officer on Cboe BZX Exchange, Inc., Cboe EDGA , Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., and Cboe C2 Exchange, Inc.
- Joacim Wiklander was added as an officer on Cboe BZX Exchange, Inc., Cboe EDGA , Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., and Cboe C2 Exchange, Inc.

*Summary of changes made to Exhibit J::*

- Alexandra Szakats was added as an officer
- Natan Tiefenbrun was added as an officer
- Joacim Wiklander was added as an officer

*Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.*

| Form 1<br>Page 1<br>Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br><br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION<br>FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE<br>OR EXEMPTION FROM REGISTRATION PURSUANT TO<br>SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY)<br><br>07/23/24 | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☒ AMENDMENT

1.  State the name of the applicant:  Cboe BYX Exchange, Inc.

2.  Provide the applicant's primary street address (Do not use a P.O. Box):
    433 W Van Buren Steet
    Chicago, Illinois 60661

    24003366

3.  Provide the applicant's mailing address (if different):

4.  Provide the business telephone and facsimile number:
    (913) 815-7000                                    (913) 815-7119
        (Telephone)                                       (Facsimile)

5.  Provide the name, title and telephone number of a contact employee:
    Kyle Murray          VP, Legal Head of Global Listings   Cboe BYX Exchange, Inc.   (913) 815-7121
        (Name)                    (Title)                    (Telephone Number)

6.  Provide the name and address of counsel for the applicant:
    Pat Sexton
    433 W Van Buren Street
    Chicago, IL 60661

7.  Provide the date that applicant's fiscal year ends:  December 31

8.  Indicate legal status of the applicant:   _X_  Corporation  _____ Sole Partnership  _____ Partnership
        _____ Limited Liability Company   _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation:  Delaware/United States of America
    (c) Statute under which applicant was organized:  General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date:        07/23/24                          Cboe BYX Exchange, Inc.
        (MM/DD/YY)                              (Name of Applicant)

By: _Kyle Murray_  [signature executed at 9:00am on 07/23/24]    Kyle Murray, VP, Legal Head of Global Listings
        (Signature)                            (Printed Name and Title)
Subscribed and sworn before me this  see header  day of see header , see header  by   see header
                                                (Month)        (Year)      (Notary Public)
My Commission expires ___see header___   County of __see header__   State of see header

**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**

## Exhibit C

**Exhibit Request:**

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1.      Name and address of organization

2.      Form of organization (e.g., association, corporation, partnership, etc.).

3.      Form of organization (e.g., association, corporation, partnership, etc.).

4.      Name of state and statute citation under which organized.  Date of incorporation in present form.

5.      Brief description of nature and extent of affiliation.

6.      Brief description of business or functions.  Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

7.      A copy of the constitution.

8.      A copy of the articles of incorporation or association including all amendments.

9.      A copy of existing by-laws or corresponding rules or instruments.

10.     The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

11.     An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

**Response:**   Please see below responses for the following entities:

A.  **Cboe Services Company**

1.  *Name*:  Cboe Services Company
    *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.  *Form of organization*:  Corporation.

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on June 29, 2007.

4.  *Brief description of nature and extent of affiliation*:  Cboe Bats, LLC owns 100%
    of the membership interests of Cboe Services Company.  Cboe Services Company
    is the Exchange's 100% owner.

5.  *Brief description of business or functions*:  Cboe Services Company is an
    intermediate holding company. Cboe Services Company is the intermediate
    holding company for Omicron Acquisition Corp., Cboe BZX Exchange, Inc.,
    Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX Holdings, LLC.

6.  *Copy of constitution*:  Not applicable.

7.  Copy of articles of incorporation or association and amendments: No change.

8.  *Copy of existing by-laws*:  No changes.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Dave Howson

    Current Officers
    - Dave Howson (President)
    - Cole Chmielewski (Vice President, Operations)
    - Jeff Connell (Vice President, Deputy Chief Regulatory Officer)
    - Brent Coonrod (Vice President, Software Engineering)
    - Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
    - Chris Isaacson (Executive Vice President and Chief Operating Officer)
    - Emily Mitchell (Vice President, Tax)
    - Kyle Murray (Vice President, Associate General Counsel)
    - Hemang Patel (Vice President, Project Management)
    - J. Patrick Sexton (Secretary)
    - Steven Sinclair (Vice President, Software Engineering)
    - Allen Wilkinson (Vice President and Controller)
    - Troy Yeazel (Senior Vice President, Operations)
    - Heidi Zenger (VP, Internal Audit)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**B.**     **Direct Edge LLC**

1.      *Name*:  Direct Edge LLC
         *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.      *Form of organization*:  Limited Liability Company.

3.      *Name of state, statute under which organized and date of incorporation*:  Formed
         in Delaware under Section 201 of the Limited Liability Company Act of the State
         of Delaware on December 31, 2014.  Was converted from Direct Edge, Inc., a
         Delaware corporation, on December 31, 2014.

4.      *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100%
         of the membership interests of Direct Edge LLC.

5.      *Brief description of business or functions:*  Direct Edge LLC is an intermediate
         holding company.  Direct Edge LLC is the sole shareholder of Cboe EDGA
         Exchange, Inc. and Cboe EDGX Exchange, Inc.

6.      *Copy of constitution*:  Not applicable.

7.      Copy of articles of incorporation or association and amendments:  No changes.

8.      Copy of existing by-laws or corresponding rules or instruments:  No changes.

9.      *Name and title of present officers, governors, members of standing committees
         and persons performing similar functions*:

         Current Directors
         • None

         Current Officers
         • Dave Howson (President)
         • Jill Griebenow (Vice President)
         • Chris Isaacson (Vice President)
         • J. Patrick Sexton (Secretary)
         • Allen Wilkinson (VP and Controller)

10.     *Indication of whether such business or organization ceased to be associated with
         the applicant during previous year*: Not applicable.

**C.       Cboe BZX Exchange, Inc.**

1.      *Name*:  Cboe BZX Exchange, Inc.
        *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.      *Form of organization*: Corporation.

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on November 1, 2007.

4.      *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is
        wholly-owned by Bats Global Markets Holdings, Inc., which is also the
        Exchange's 100% owner.

5.      *Brief description of business or functions*:  Cboe BZX Exchange, Inc. operates as
        a registered national securities exchange pursuant to Section 6 of the Act.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments:*  No changes.

8.      *Copy of existing by-laws*: No changes.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Bruce Andrews
        • Gilbert Bassett
        • Dave Howson
        • Alexander Matturri
        • Kevin Murphy
        • Ananda Radhakrishnan
        • David Roscoe
        • Hillary Sale
        • Scott Wagner

        Current Officers
        • Dave Howson (President)
        • Alexandra Albright (SVP, Chief Compliance Officer)
        • Kristin Boyd (VP, Derivative Sales)
        • Carmen Brannan (VP, Government Relations)
        • Kevin Carrai (VP, Market Data and Access Services)
        • Cole Chmielewski (Vice President, Operations)
        • Bo Chung (SVP, Global Head of Sales & Index Licensing)
        • Catherine Clay (EVP, Global Head of Derivatives)

- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (EVP, CFO, Treasurer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Alexandra Szakats (VP, Cboe Options Institute)
- Natan Tiefenbrun (SVP, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Joacim Wiklander (President & CEO of Cboe Canada, Head of Global Listings)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)

Standing Committees

Executive Committee
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

**E.     Cboe EDGA Exchange, Inc.**

1.     *Name*:  Cboe EDGA Exchange, Inc.
       *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.     *Form of organization*:  Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:  Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.     *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.     *Brief description of business or functions:*  Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments:*  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       - Bruce Andrews
       - Gilbert Bassett
       - Dave Howson
       - Alexander Matturri
       - Kevin Murphy
       - Ananda Radhakrishnan
       - David Roscoe
       - Hillary Sale
       - Scott Wagner

       Current Officers
       - Dave Howson (President)
       - Alexandra Albright (SVP, Chief Compliance Officer)
       - Kristin Boyd (VP, Derivative Sales)
       - Carmen Brannan (VP, Government Relations)
       - Kevin Carrai (VP, Market Data and Access Services)
       - Cole Chmielewski (Vice President, Operations)
       - Bo Chung (SVP, Global Head of Sales & Index Licensing)

- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (EVP, CFO, Treasurer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Alexandra Szakats (VP, Cboe Options Institute)
- Natan Tiefenbrun (SVP, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Joacim Wiklander (President & CEO of Cboe Canada, Head of Global Listings)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

**10.** *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**F.** **Cboe EDGX Exchange, Inc.**

1. *Name*:  Cboe EDGX Exchange, Inc.
   *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2. *Form of organization*:  Corporation.

3. *Name of state, statute under which organized and date of incorporation*:  Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:*  Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments:*  No changes.

8. *Copy of existing by-laws*:  No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Dave Howson
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Global Head of Derivatives)

- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (EVP, CFO, Treasurer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Alexandra Szakats (VP, Cboe Options Institute)
- Natan Tiefenbrun (SVP, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Joacim Wiklander (President & CEO of Cboe Canada, Head of Global Listings)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

**10.**    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**G.**     **Cboe Exchange, Inc.**

1.     *Name*: Cboe Exchange, Inc.
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2.     *Form of organization*: Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4.     *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.     *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments:* No changes.

8.     *Copy of existing by-laws*: No changes.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Dave Howson
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Global Head of Derivatives)
   - Gary Compton (VP, Communications)

- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (EVP, CFO, Treasurer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Alexandra Szakats (VP, Cboe Options Institute)
- Natan Tiefenbrun (SVP, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Joacim Wiklander (President & CEO of Cboe Canada, Head of Global Listings)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe


10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H.     **Cboe C2 Exchange, Inc.**

1.     *Name*: Cboe C2 Exchange, Inc.
        *Address*:  433 West Van Buren Street, Chicago, Illinois 60607

2.     *Form of organization*:  Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21,
        2009.

4.     *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.     *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered
        national securities exchange.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*: No changes.

9.     *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Bruce Andrews
        - Gilbert Bassett
        - Dave Howson
        - Alexander Matturri
        - Kevin Murphy
        - Ananda Radhakrishnan
        - David Roscoe
        - Hillary Sale
        - Scott Wagner

        Current Officers
        - Dave Howson (President)
        - Alexandra Albright (SVP, Chief Compliance Officer)
        - Kristin Boyd (VP, Derivative Sales)
        - Carmen Brannan (VP, Government Relations)
        - Kevin Carrai (VP, Market Data and Access Services)
        - Cole Chmielewski (Vice President, Operations)
        - Bo Chung (SVP, Global Head of Sales & Index Licensing)
        - Catherine Clay (EVP, Global Head of Derivatives)

- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (EVP, CFO, Treasurer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Alexandra Szakats (VP, Cboe Options Institute)
- Natan Tiefenbrun (SVP, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Joacim Wiklander (President & CEO of Cboe Canada, Head of Global Listings)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## I.  **Cboe Trading, Inc.**

1.  *Name*:  Cboe Trading, Inc.
    *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.  *Form of organization*: Corporation.

3.  *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4.  *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Cboe Services Company, which is also the Exchange's 100% owner.

5.  *Brief description of business or functions*:  Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations.  Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6.  *Copy of constitution*: Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*:  No changes.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Chris Isaacson

    Current Officers
    - Troy Yeazel (President)
    - Sydney Goodman (Treasurer/FINOP)
    - J. Patrick Sexton (Secretary)
    - Bryan Upp (Chief Compliance Officer)
    - Allen Wilkinson (Treasurer, FINOP)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## J.    Omicron Acquisition Corp.

1.    *Name*:  Omicron Acquisition Corp.
      *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.    *Form of organization*: Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on February 7, 2011.

4.    *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
      wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.    *Brief description of business or functions*:  Omicron Acquisition Corp. is an
      intermediate holding company of Cboe Worldwide Holdings Limited.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      Current Officers
      - Dave Howson (President)
      - Jill Griebenow (Vice President)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - J. Patrick Sexton (Secretary)
      - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

### K.    Cboe FX Holdings, LLC

1.    *Name*:  Cboe FX Holdings, LLC
       *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.    *Form of organization*: Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation:*  Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.    *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.    *Brief description of business or functions*:  Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • Cboe Services Company (Managing Member)

       Current Officers
       • Dave Howson (President)
       • Jill Griebenow (Vice President)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • J. Patrick Sexton (Secretary)
       • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## L.      Cboe FX Markets, LLC

1.      *Name*:  Cboe FX Markets, LLC
        *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.      *Form of organization*: Limited Liability Company.

3.      *Name of state, statute under which organized and date of incorporation:*  Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4.      *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.      *Brief description of business or functions*:  Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6.      *Copy of constitution*: Not applicable.

7.      *Copy of articles of incorporation or association and amendments*: No changes.

8.      *Copy of existing by-laws*:  No changes.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Dave Howson (President)
        • Alexandra Albright (Chief Compliance Officer)
        • James Enstrom (SVP, Chief Audit Executive)
        • Todd Furney (Chief Risk Officer)
        • Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
        • Jill Griebenow (SVP & Chief Accounting Officer)
        • Greg Hoogasian (SVP, Chief Regulatory Officer)
        • Chris Isaacson (EVP)
        • Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
        • J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
        • Jonathan Weinberg (Vice President, Head of FX)
        • Allen Wilkinson (VP and Controller)
        • Vivian Yiu (VP, FX Chief Operating Officer)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**M.**     **Cboe FX Services, LLC**

1. *Name*:  Cboe FX Services, LLC
   *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:*  Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*:  Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*:   No changes.

8. *Copy of existing by-laws*:  No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Barry Calder (Head of Liquidity & Client Services)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)
   - Cboe FX Holdings, LLC (Member)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

N.      **Cboe FX Europe Limited**

1.      *Name*:  Cboe FX Europe Limited
        *Address*:  11 Monument Street, London, EC3R 8AF, United Kingdom

2.      *Form of organization*: Private Company Limited by Shares.

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated in England and Wales under the Companies Act 1985 on February 5,
        2015.

4.      *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is
        wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the
        Exchange.

5.      *Brief description of business or functions*:   Cboe FX Europe Limited operates an
        institutional spot foreign exchange market.

6.      *Copy of constitution*: Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*:  Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Natan Tiefenbrun

        Current Officers
        • Karl Spielmann (Secretary)

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

**O.      Cboe FX Asia Pte. Limited**

1.    *Name*:  Cboe FX Asia Pte. Limited
*Address*:  Marina Blvd. #28-00, One Marina Boulevard, Singapore (049318)

2.    *Form of organization*: Private Company Limited by Shares.

3.    *Name of state, statute under which organized and date of incorporation*:
Incorporated in Singapore under the Companies Act (Cap. 50) on February 23,
2015.

4.    *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited  is
wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the
Exchange.

5.    *Brief description of business or functions*:  Cboe FX Asia Pte. Limited operates an
institutional spot foreign exchange market.

6.    *Copy of constitution*: No changes.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
and persons performing similar functions*:

Current Directors
- Ng Lip Chih (Singapore Nominee)

Current Officers
- Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
- Tan Zhe Lei, Secretary (Allen & Gledhill)

10.    *Indication of whether such business or organization ceased to be associated with
the applicant during previous year*: Not applicable.

**P.**     **Cboe Europe Limited**

1.     *Name*:  Cboe Europe Limited
        *Address*:  5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2.     *Form of organization*: Private Company Limited by Shares.

3.     *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4.     *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.     *Brief description of business or functions*:  Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  Not applicable.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        - Richard Balarkas (INED)
        - Eleanor Beasley (Observer)
        - Angelo Evangelou (Executive)
        - Ted Hood (INED)
        - Dave Howson (Director)
        - Catherine Langlais
        - Michael Lawton
        - Irina Sonich-Bright
        - Natan Tiefenbrun
        - Kristian West (NED)

        Current Officers
        - Jerry Avenell (Vice President, Sales)
        - Alex Dalley (Vice President, Sales)
        - Nick Dutton (Chief Regulatory Officer)
        - Angelo Evangelou (Chief Policy Officer)

- Tim Lipscomb (Chief Operations Officer)
- Stephanie Renner (Chief Financial Officer)
- Irina Sonich-Bright (Product Manager)
- Karl Spielmann (Secretary)
- Natan Tiefenbrun (President, Cboe Europe)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Ted Hood
- Catherine Langlais
- David Lawton

Remuneration Committee
- Rebecca Fuller
- Ted Hood
- Kristian West

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**Q.** **Cboe Chi-X Europe Limited**

1.      *Name*: Cboe Chi-X Europe Limited
       *Address*: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2.      *Form of organization*: Private Company Limited by Shares.

3.      *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4.      *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5.      *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6.      *Copy of constitution*: Not applicable.

7.      *Copy of articles of incorporation or association and amendments*: No changes.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • Nick Dutton
       • Karl Spielmann
       • Jon Weinberg

       Current Officers
       • Nick Dutton (Chief Regulatory Officer)
       • Karl Spielmann (Secretary)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**R.    Cboe SEF, LLC**

1.    *Name*:  Cboe SEF, LLC
      *Address*:  17 State Street, 31st Floor, New York, NY 10004

2.    *Form of organization*: Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4.    *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.    *Brief description of business or functions*:  Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - Bruce Andrews
      - Gilbert Bassett
      - Kevin Murphy
      - Anada Radhakrishnan
      - Miguel Rivera
      - David Roscoe
      - Hillary Sale
      - Scott Wagner

      Current Officers
      - Dave Howson (President)
      - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
      - Gary Compton (Vice President, Communications)
      - James Enstrom (Senior Vice President & Chief Audit Executive)
      - Angelo Evangelou (SVP, Chief Policy Officer)
      - Stacie Fleming (SVP, Marketing and Communications)
      - Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
      - Todd Furney (SVP, and Chief Risk Officer)

- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President & COO)
- Tim Lipscomb (Senior Vice President, Chief Technology Officer)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Stephanie Renner (Senior Vice President, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Jon Weinberg (Vice President, Head of FX)
- Allen Wilkinson (VP and Controller)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S.    **Cboe Worldwide Holdings Limited**

1.    *Name*:  Cboe Worldwide Holdings Limited
      *Address*:  11 Monument Street, London, EC3R 8AF, United Kingdom

2.    *Form of organization*: Private Company Limited by Shares.

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated in England and Wales under the Companies Act 2006 on November
      9, 2016.

4.    *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings
      Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of
      the Exchange.

5.    *Brief description of business or functions*:  Cboe Worldwide Holdings Limited is
      an intermediate holding company of Cboe Europe Limited, Cboe UK Limited,
      and Cboe FX Asia Pte. Limited.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Dave Howson

      Current Officers
      • Karl Spielmann (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**T.** **Cboe Global Markets, Inc.**

1. *Name*: Cboe Global Markets, Inc.
   *Address*: 433 W. Van Buren St., Chicago, Illinois 60607

2. *Form of organization*:  Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is one of the world's largest exchange holding companies, offering cutting-edge trading and investment solutions to investors around the world.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments:*  No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - William Farrow
   - Edward Fitzpatrick
   - Ivan Fong
   - Janet Froetscher
   - Jill Goodman
   - Erin Mansfield
   - Cecilia Mao
   - Alexander Matturi
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Dave Howson (President)
   - Catherine Clay (EVP, Global Head of Derivatives)
   - Stephanie Foley (EVP, Chief Human Resources Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Greg Hoogasian (EVP, Chief Regulatory Officer)

- Chris Isaacson (EVP and COO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

Audit Committee
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
- 
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

Finance and Strategy Committee
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

ATS Oversight Committee
- Jennifer McPeek
- Jamie Parisi
- Joseph Ratterman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**U.     Cboe Futures Exchange, LLC**

1.      *Name*: Cboe Futures Exchange, LLC
        *Address*:  433 West Van Buren Street, Chicago, Illinois 60607

2.      *Form of organization*:  Limited Liability Company.

3.      *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        July 16, 2002.

4.      *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.      *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a
        designated contract market (DCM) approved by the Commodity Futures Trading
        Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic
        futures exchange.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*:  No changes.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Gilbert Bassett, Jr.
        - Andrews Bruce
        - Dave Howson
        - Kevin Murphy
        - Ananda K. Radhakrishnan
        - Miguel A. Rivera
        - David Roscoe
        - Hillary Sale
        - Scot Wagner

        Current Officers
        - Dave Howson (President)
        - Alexandra Albright (SVP and Chief Compliance Officer)
        - Kristin Boyd (Vice President, Derivative Sales)
        - Kevin Carrai (Vice President, Market Data and Access Services)
        - Cole Chmielewski (Vice President, Operations)
        - Catherine Clay (EVP, Global Head of Derivatives)
        - Gary Compton (VP, Communications)

- James Enstrom (Senior Vice President & Chief Audit Executive)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Todd Furney (Senior Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (Senior Vice President, Operations)

Standing Committees

Executive
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## V.    Cboe Building Corporation

1.    *Name*: Cboe Building Corporation
      *Address*:  433 West Van Buren Street, Chicago, Illinois 60607

2.    *Form of organization*:  Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8,
      1980.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Owns facility used by Cboe Global
      Markets, Inc.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      Current Officers
      - Dave Howson (President)
      - Jill Griebenow (Vice President
      - Chris Isaacson (Vice President)
      - Marc Magrini (Vice President)
      - Emily Mitchell (Vice President)
      - J. Patrick Sexton (Secretary)
      - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**W.    Cboe, LLC**

1.    *Name*: Cboe, LLC
      *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      August 22, 2001.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Cboe, LLC is a limited liability
      company member of OneChicago, LLC.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      Current Officers
      • Dave Howson (President)
      • Catherine Clay (Vice President)
      • Jill Griebenow (Vice President)
      • Chris Isaacson (Vice President)
      • Emily Mitchell (Vice President)
      • J. Patrick Sexton (Secretary)
      • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

## X.    Cboe III, LLC

1.    *Name*: Cboe III, LLC
        *Address*:  433 West Van Buren Street, Chicago, Illinois 60607

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        May 2, 2014.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Holding company for investment in
        Tradelegs, LLC.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Dave Howson

        Current Officers
        • Dave Howson (President)
        • Jill Griebenow (Vice President)
        • Chris Isaacson (Vice President)
        • Emily Mitchell (Vice President)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

### Y.    Cboe Bats, LLC

1.    *Name*: Cboe Bats, LLC
      *Address*:  433 West Van Buren Street, Chicago, Illinois 60607

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      September 25, 2016.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.    *Brief description of business or functions*: Holding company.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Chris Isaacson

      Current Officers
      - Dave Howson (President)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Brittany Carter (VP, Corporate Strategy)
      - Cole Chmielewski (VP, Operations)
      - Bo Chung (SVP, Global Sales and Index Licensing)
      - Catherine Clay (EVP, Global Head of Derivatives)
      - Gary Compton (VP, Corporate Communications)
      - Jeff Connell (VP, Deputy Chief Regulatory Officer)
      - Brent Coonrod (Vice President, Software Engineering)
      - Laura Dickman (VP, Associate General Counsel)
      - James Enstrom (SVP, Chief Audit Executive)
      - Angelo Evangelou (SVP, Market Policy and Government Affairs)
      - Stacie Fleming (SVP, Marketing and Communications)
      - Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
      - Carmen Frazier (VP, Government Relations)
      - Todd Furney (SVP, Chief Risk Officer)
      - Jaime Galvan (VP, Associate General Counsel)
      - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)

- Jill Griebenow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Kenneth Hill (Investor Relations Vice President)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Michael Hollingsworth (VP, Global Head of Data and Analytics)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Adam Kreis (VP, Associate General Counsel)
- Vivek Kumar (Deputy Chief Information Security Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- James Lisak (VP, Associate General Counsel)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (VP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Natan Tiefenbrun (Head of Equities)
- Daniel Watkins (Chief Operating Officer – Europe)
- Jonathan Weinberg (Vice President, Head of FX)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**Z.**  **Cboe Livevol, LLC**

1.  *Name*: Cboe Livevol, LLC
    *Address*:  433 West Van Buren Street, Chicago, Illinois 60607

2.  *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    May 29, 2015.

4.  *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* Cboe Livevol, LLC provides equity
    and index options technology for professional and retail traders, which includes
    options strategy backtesting, trade analysis and volatility modeling technologies
    and historical data.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*:  No changes.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    • Catherine Clay

    Current Officers
    • Dave Howson (President)
    • Alexandra Albright (Chief Compliance Officer)
    • Catherine Clay (Vice President)
    • Brent Coonrod (Vice President)
    • James Enstrom (Chief Audit Executive)
    • Todd Furney (Chief Risk Officer)
    • Jennifer Golding (Vice President)
    • Jill Griebenow (Vice President)
    • Chris Isaacson (Vice President)
    • Michael Hollingsworth (Vice President)
    • Emily Mitchell (Vice President)
    • J. Patrick Sexton (Secretary)
    • Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**AA.**    <u>**Cboe UK Limited**</u>

1.    *Name*: Cboe UK Limited
      *Address*:  5<sup>th</sup> Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2.    *Form of organization*:  Private Limited Company.

3.    *Name of state, statute under which organized and date of incorporation*:  England and Wales, Companies Act 2006, March 10, 2016.

4.    *Brief description of nature and extent of affiliation*:  Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Marketing and business development services in the U.K. and other European countries to promote products and services on behalf of Cboe and CFE.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      <u>Current Directors</u>
      - Natan Tiefenbrun
      - Dave Howson

      <u>Current Officers</u>
      - Karl Spielmann (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**BB.**     <u>Cboe Vest, LLC</u>

1.     *Name*: Cboe Vest, LLC
   *Address*:  433 West Van Buren Street, Chicago, Illinois 60607

2.     *Form of organization*:  Limited Liability Company.

3.     *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4.     *Brief description of nature and extent of affiliation*:  Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.     *Brief description of business or functions:* Holding company of majority equity investment in Cboe Digital and holds interest in The Vest Financial Group Inc.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Dave Howson (President)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## CC.   Loan Markets, LLC

1.    *Name*: Loan Markets, LLC
      *Address*:  433 West Van Buren Street, Chicago, Illinois 60607

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      May 11, 2015.

4.    *Brief description of nature and extent of affiliation*:  Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Holding company for investment in
      American Financial Exchange, LLC.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      Current Officers
      • Dave Howson (President)
      • Jill Griebenow (Vice President)
      • Chris Isaacson (Vice President)
      • Emily Mitchell (Vice President)
      • J. Patrick Sexton (Secretary)
      • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**DD.** **Cboe Data Services, LLC**

1.    *Name*: Cboe Data Services, LLC
       *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2.    *Form of organization*: Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       February 21, 2006.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Cboe Data Services, LLC sells market
       data.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*: No changes.

8.    *Copy of existing by-laws*: No changes.

9.    *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       Current Officers
       • Dave Howson (President)
       • Alexandra Albright (Chief Compliance Officer)
       • Kevin Carrai (Vice President)
       • Catherine Clay (Vice President)
       • James Enstrom (Chief Audit Executive)
       • Todd Furney (Chief Risk Officer)
       • Jennifer Golding (Vice President)
       • Jill Griebenow (Vice President)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • J. Patrick Sexton (Secretary)
       • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

**EE.** **Cboe Vest Group, Inc.**

1. *Name*: Cboe Vest Group, Inc.
   *Address*:  8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*:  Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*:  No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Catherine Clay

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

**FF.** <u>**Cboe Silexx, LLC**</u>

1. *Name*: Cboe Silexx, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx
   order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>
   - Dave Howson

   <u>Current Officers</u>
   - Dave Howson (President)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**GG.** **Digital Asset Benchmark Administration, LLC**

1. *Name*: Digital Asset Benchmark Administration, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**HH.**   **CBOE Europe B.V.**

1.   *Name*: CBOE Europe B.V.
     *Address*: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.   *Form of organization*: Besloten Vennootschap (comparable with Private
     Company Limited)

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated in the United Kingdom on August 1, 2018.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Europe Limited.  Cboe Europe Limited is wholly-owned by Cboe
     Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* The business is very broad,
     encompassing the operation of a regulated market and an approved publication
     arrangement, and all other businesses that may be ancillary or useful for the above
     operations

6.   *Copy of constitution*:  Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     - Alex Dalley
     - Michael Perez
     - Ruben Hilhorst
     - Natan Tiefenbrun

     Current Officers
     - Ruben Hilhorst (Head of Compliance)
     - Jenny Trahant (Director, Trade Desk)

10.  *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

## II. <u>Cboe Off-Exchange Services, LLC</u>

1. *Name*: Cboe Off-Exchange Services, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - Dave Howson (President)
   - Jill Griebenow (Vice President)
   - Chis Isaacson (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)
   - Cboe Global Markets, Inc. (Sole Stockholder)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**JJ.**    **Cboe Global Indices, LLC**

1.    *Name*: Cboe Global Indices, LLC
      *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2.    *Form of organization*: Limited Liability Company

3.    *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - Catherine Clay

      Current Officers
      - Dave Howson (President)
      - Alexandra Albright (Vice President and Chief Compliance Officer)
      - Chris Bialka (Vice President and Global head of CGI)
      - Kevin Carrai (Vice President)
      - Bo Chung (Vice President)
      - Catherine Clay (Vice President)
      - James Enstrom (Vice President and Chief Audit Executive)
      - Todd Furney (Vice President and Chief Risk Officer)
      - Jennifer Golding (Vice President and Chief Litigation Officer)
      - Jill Griebenow (Vice President)
      - Rob Hocking (Vice President)
      - Michael Hollingsworth (Vice President)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - J. Patrick Sexton (Secretary)
      - Allen Wilkinson (VP and Controller)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK.     **Cboe Switzerland GmbH**

1.      *Name*: Cboe Switzerland GmbH
        *Address*: c/o Format A AG
        Pfingstweidstrasse 102b 8005 Zurich

2.      *Form of organization*: Limited Liability Company

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Switzerland under Article 777c and Article 633, November 18,
        2019.

4.      *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Worldwide Holdings Limited.

5.      *Brief description of business or functions:* Operate an electronic trading platform
        for financial contracts and instruments as well as to provide services in this
        business are to Group affiliate.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors

        Current Officers
        - Roman Sturzenegger
        - Jonathan Weinberg

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

LL.     **Hanweck Associates, LLC**

1.      *Name*: Hanweck Associates, LLC
        *Address*: 30 Broad Street, Floor 42, New York, NY 10004

2.      *Form of organization*: Limited Liability Company

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated under provisions of the New York State Limited Liability Company
        Law on November 25, 2003.

4.      *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary
        acquired by Cboe Global Markets, Inc. on February 3, 2020.

5.      *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which limited liability companies
        may be organized under the Act. Hanweck Associates, LLC provides real-time
        risk and margin analytics on global derivatives markets.

6.      *Copy of constitution*: No changes.

7.      *Copy of articles of incorporation or association and amendments*: Not
        applicable.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Chris Isaacson

        Current Officers
        • Dave Howson (President)
        • Alexandra Albright (Vice President and Chief Compliance Officer)
        • Catherin Clay (Vice President)
        • Jim Enstrom (Vice President and Chief Audit Executive)
        • Todd Furney (Vice President and Chief Risk Officer)
        • Jennifer Golding (Vice President and Chief Litigation Officer)
        • Jill Griebenow (Vice President)
        • Rob Hocking (Vice President)
        • Chris Isaacson (Chief Operating Officer)
        • Emily Mitchell (Vice President)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (VP and Controller)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. **Hanweck Associates Pte. Ltd.**

1.	*Name*: Hanweck Associates Pte. Ltd.
	*Address*: 1 Marina Bouleard #28-00, One Marina Boulevard, Singapore, 018989, Singapore

2.	*Form of organization*: Private Company Limited by Shares

3.	*Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4.	*Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5.	*Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. Hanweck Associates Pte. Ltd. provides real-time risk and margin analytics on global derivatives markets.

6.	*Copy of constitution*: No changes.

7.	*Copy of articles of incorporation or association and amendments*: No changes.

8.	*Copy of existing by-laws*: Not applicable.

9.	*Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

	Current Directors
	• Ng Lip Chih

	Current Officers
	• Ang Yee Koon Daphne (Secretary)
	• Tan Zhe Lei (Secretary)

10.	*Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**NN.** **Cboe Europe Indices B.V.**

1. *Name*: Cboe Europe Indices B.V.
   *Address*: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands


2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Green
   - Ruben Hilhorst
   - Natan Tiefenbrun

   Current Officer
   - Joe Green
   - Ruben Hilhorst


10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**OO.** <u>**Cboe Canada Holdings, ULC**</u>

1.  *Name*: Cboe Canada Holdings, ULC
    *Address*: Suite 2600, Three Bentall Centre
    595 Burrard Street, Vancouver BC V7X 1L3 Canada

2.  *Form of organization*: Unlimited Liability Corporation

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated under the Business Corporation Act on April 22, 2020.

4.  *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC
    is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary
    of Cboe Services Company.

5.  *Brief description of business or functions:* Cboe Canada Holdings, ULC is an
    intermediate holding company.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    <u>Current Directors</u>

    <u>Current Officer</u>
    - Dave Howson (President)
    - Jill Griebenow (Vice President)
    - Chris Isaacson (Vice President)
    - J. Patrick Sexton (Secretary)
    - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**PP.**    **Cboe Clear Europe**

1.    *Name*: Cboe Clear Europe
      *Address*: Strawinskylaan 1847, Tower I, Level 3
      1077 XX Amsterdam, Netherlands

2.    *Form of organization*: Limited Liability Company

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated per Amsterdam statutes on February 28th, 2007.

4.    *Brief description of nature and extent of affiliation*: Cboe Clear Europe
      was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the
      Exchange.

5.    *Brief description of business or functions:* The Cboe Clear Europe formed to
      provide equities clearing and settlement services throughout Europe

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No change.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Supervisory Board
      - Stephanie Renner
      - Clotilde Bouchet (Independent)
      - Peter Bezemer (Independent)
      - Edward Hughes
      - Tim Lipscomb
      - Vikesh Patel
      - Stephanie Renner
      - Arnoud Siegmann
      - Natan Tiefebrun

      Current Officer
      - Vikesh Patel (President)
      - Cboe Worldwide Holdings Limited (Sole Stockholder)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**QQ.**    <u>**TriAct Canada Marketplace LP**</u>

1.    *Name*: TriAct Canada Marketplace LP
      *Address*: 130 King Street West, Suite 1050
      Toronto, Ontario Canada

2.    *Form of organization*: Limited Partnership

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4.    *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace
      LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
      Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5.    *Brief description of business or functions:* The TriAct Canada Marketplace LP
      serves as an the operational operator of the alternative trading system, MatchNow.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      <u>Current Directors</u>
      •    None

      <u>Current Officers</u>
      •    Bryan Christopher Blake (CEO)
      •    Gregory Leonard Davies (CFO)
      •    Lorna Pile (Chief Compliane Officer)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**RR.** **MATCHNow GP ULC**

1. *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
   *Address:* 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2. Form of organization: Unlimited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the British Columbia Business Corporations Act on November 4, 2020

4. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system. MATCHNOW GP ULC is the general partner of TriAct Canada Marketplace LP.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bryan Christopher Blake
   - Adam Inzirillo

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - Lorna Pile (Chief Compliance Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SS.     **Cboe Netherlands Services Company B.V**

1.    *Name*: Cboe Netherlands Services Company B.V.
      *Address*: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.    *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3.    *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4.    *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.    *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      • Ruben Hilhorst
      • Natan Tiefebrun

      Current Officers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT.   **BIDS Holdings GP LLC**

1.    *Name*: BIDS Holdings GP LLC
      *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.    *Form of organization*: Limited Liability Company

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated and registered in the state of Delaware on June 14, 2006.

4.    *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a
      wholly-owned subsidiary of Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity for which limited liability companies
      may be organized under the Act.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      Current Officers
      • Stephen Berte (President)
      • T.R. Lazo (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**UU.** **BIDS Holdings LP**

1. *Name*: BIDS Holdings LP
   *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited partnership may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

VV. **BIDS Trading, LP**

1.   *Name*: BIDS Trading, LP
     *Address*: 1 Liberty Plaza, 165 Broadway, 23ʳᵈ Floor, New York, NY 10006

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated and registered in the state of Delaware on June 14, 2006.

4.   *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a
     subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe
     Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized to develop a
     securities trading platform and other products that will enhance the range of
     services available to the limited partners of the Limited Partner and their
     respective clients and enhance efficiencies for and reduce the costs of such
     services.

6.   *Copy of constitution*:  Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors

     Current Officers
     • Stephen Berte (President)
     • T.R. Lazo (Vice President)

10.  *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

## WW.  **BIDS Global Services, LLC**

1. *Name*: BIDS Global Services, LLC
   *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate holding company for BIDS Trading.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)
   - Sydney Goodman (Assistant Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## XX.    BIDS Trading Technologies, Ltd.

1.    *Name*: BIDS Trading Technologies, Ltd.
       *Address*: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada
       101

2.    *Form of organization*: Private Company Limited by Shares

3.    *Name of state, statute under which organized and date of incorporation*:
       Incorporated and registered under the Business Corporations Act in British
       Columbia Canada on September 2, 2009.

4.    *Brief description of nature and extent of affiliation*: BIDS Trading Technologies,
       Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which private companies may be
       organized under the act. BIDS Trading Technologies Ltd. provides development,
       support and other services in connection with he ongoing support of the BIDS
       ATS.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Stephen Berte

       Current Officers
       • Stephen Berte (President and Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

YY. **BIDS Trading Limited**

1. *Name*: BIDS Trading Limited
   *Address*: St. James's Square, Suite 1, 3rd Floor 11-12, London, SW1Y 4LB, United Kingdom

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte
   - Simon Monson
   - Nicole Masse

   Current Officers
   - Jordan Trust Company (Company Secretary)
   - BIDS Global Services LLC (Sole Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**ZZ.    Cboe Data and Access Solutions China, LLC**

1.    *Name*: Cboe Data and Access Solutions China, LLC
       *Address*: 1209 Orange Street, Wilmington, Delaware 19801

2.    *Form of organization*: Limited Liability Company

3.    *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on May 25, 2021.

4.    *Brief description of nature and extent of affiliation*: Cboe Data Services was
       formed as a subsidiary of Cboe Data Services, LLC.

5.    *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which private companies may be
       organized under the act.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       Current Officers
       • Kevin Carrai (Vice President)
       • Catherin Clay (Vice President)
       • Jill Griebenow (Vice President)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

**AAA.** **Cboe Fixed Income Markets, LLC**

1.      *Name*: Cboe Fixed Income Markets, LLC
        *Address*: 1209 Orange Street, Wilmington, Delaware 19801

2.      *Form of organization*: Limited Liability Company

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on May 25, 2021.

4.      *Brief description of nature and extent of affiliation*: Cboe Data Services was
        formed as a subsidiary of Cboe Services Company.

5.      *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors

        Current Officers
        • Jill Griebenow
        • Michael Margolis
        • J. Patrick Sexton (Secretary)
        • Jonathan Weinberg
        • Allen Wilkinson
        • Vivian Yiu (Interim President)
        • Cboe Services Company (Sole Member)

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

**BBB.** <u>**Chi-X Holdings Limited**</u>

1.  *Name*: Chi-X Holdings Limited
    *Address*: 5705, 57<sup>th</sup> Floor, The Center, 99 Queen's Road Central, Hong Kong

2.  *Form of organization*: Limited Company

3.  *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on February 17, 2016.

4.  *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was acquired by Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No change.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    <u>Current Directors</u>
    *   David Howson (Chair)
    *   Christopher Andrew Isaacson

    <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**CCC.** **Cboe Asia Pacific Holdings Limited**

1. *Name*: Cboe Asia Pacific Holdings Limited
   *Address*: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on January 13, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson (Chair)
   - Christopher Andrew Isaacson

   Current Officers
   - Dave Howson (CEO

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**DDD.  <u>Cboe Technology Hong Kong Limited</u>**

1. *Name*: Cboe Technology Hong Kong Limited
   *Address*: 5705, 57$^{th}$ Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Hong Kong Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ade Cordell
   - Dave Howson, Chair
   - Christopher Andrew Isaacson

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**EEE.   Cboe Australia Pty Ltd**

1.      *Name*: Cboe Australia Pty Ltd
         *Address*: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2.      *Form of organization*: Limited Company

3.      *Name of state, statute under which organized and date of incorporation*:
         Incorporated in New South Wales under the Corporations Act 2001on February 7,
         2008.

4.      *Brief description of nature and extent of affiliation*: Cboe Australia Pty Ltd was
         acquired by Cboe Global Markets, Inc.

5.      *Brief description of business or functions:* The Company is organized for the
         purpose of engaging in any lawful activity for which private companies may be
         organized under the act.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No change.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
         and persons performing similar functions*:

         Current Directors
         • Ade Cordell
         • David Howson
         • Christopher Andrew Isaacson
         • Vic Jokovic
         • David Morgan (JCF)
         • David Trude (Independent)


         Current Officers

10.     *Indication of whether such business or organization ceased to be associated with
         the applicant during previous year*: Not applicable.

**FFF.**   **Cboe Australia Services Pty Ltd**

1.   *Name*: Cboe Australia Services Pty Ltd
     *Address*: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on February 10, 2002.

4.   *Brief description of nature and extent of affiliation*: Cboe Australia Services Pty Ltd was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6.   *Copy of constitution*:  Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - David Howson
     - Vic Jokovic
     - David Trude


     Current Officers

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**GGG. <u>Middlebury Holdings Pty Ltd</u>**

1. *Name*: Middlebury holdings Pty Ltd
   *Address*: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ade Cordell
   - David Howson
   - Christopher Andrew Isaacson
   - Vic Jokovic
   - David Morgan (JCF)
   - David Trude (independent)

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### HHH. Cboe Japan Limited

1. *Name*: Cboe Japan Limited
   *Address*: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson
   - Toru Irokawa
   - Christopher Andrew Isaacson
   - Amy Nashida (Independent)
   - Thierry Porte

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### III.    Cboe Technology Philippines Inc.

1. *Name*: Cboe Technology Philippines Inc.
   *Address*: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Philippines Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Troy Yeazel
   - Timothy Lipscomb
   - Maria Aldeguer (CAO)

   Current Officers
   - Elaine Reyes-Rodolfo, Company Secretary
   - Francis Nacpil, Treasurer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**JJJ.**     <u>**Cboe Digital Holdings, Inc.**</u>

1.     *Name*: Cboe Digital Holdings, Inc.
   *Address*: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2.     *Form of organization*: Corporation

3.     *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on September 16, 2021.

4.     *Brief description of nature and extent of affiliation*: Cboe Digital Holdings, Inc.
   is wholly-owned by Cboe Services Company which is also the Exchange's 100%
   owner.

5.     *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity under the act.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*: No change.

8.     *Copy of existing by-laws*: Not applicable.

9.     *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>
   - Chris Isaacson
   - Dave Howson

   <u>Current Officers</u>
   - Dave Howson (President)
   - Chris Isaacson (Vice President)

10.     *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**KKK.** **Cboe Digital Intermediate Holdings, LLC**

1.  *Name*: Cboe Digital Intermediate Holdings, LLC
    *Address*: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2.  *Form of organization*: Limited Liability Corporation

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on November 29, 2017.

4.  *Brief description of nature and extent of affiliation*: Cboe Digital Intermediate
    Holdings, LLC was acquired by Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity under the act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No change.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    *   Cristobal Conde
    *   Chris Isaacson
    *   Ananda Radhakrishnan
    *   Margaret Wiermanski
    *   Steven Winter

    Current Officers
    *   Chris Isaacson (Vice President)
    *   Bryan Stuart (Senior Director, Finance)
    *   Cboe Digital Holdings, LLC

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

### LLL.  Cboe Clear Digital, LLC

1.  *Name*: Cboe Clear Digital, LLC
    *Address*: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2.  *Form of organization*: Limited Liability Corporation

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on October 16, 2017.

4.  *Brief description of nature and extent of affiliation*: Cboe Clear Digital, LLC
    acquired by Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity under the act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No change.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Cristobal Conde
    - Chris Isaacson
    - Ananda Radhakrishnan
    - Margaret Wiermanski
    - Steven Winter

    Current Officers
    - Chris Isaacson (Vice President)
    - Benjamin Lawson (Chief Information Security Officer)
    - Nataliya Manina (Chief Compliance Officer)
    - Joseph McGlawn (Senior Director, Head of Clearing)
    - Vidhu Singh (Chief Risk Officer)
    - Bryan Stuart (Chief Financial Officer)
    - Cboe Clear Digital Holdings, LLC (Member)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**MMM.**         **Cboe Clear Digital Holdings, LLC**

1.       *Name*: Cboe Clear Digital Holdings, LLC
   *Address*: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2.       *Form of organization*: Limited Liability Corporation

3.       *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4.       *Brief description of nature and extent of affiliation*: Cboe Clear Digital Holdings, LLC was acquired by Cboe Global Markets, Inc.

5.       *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6.       *Copy of constitution*:  Not applicable.

7.       *Copy of articles of incorporation or association and amendments*:  No change.

8.       *Copy of existing by-laws*: Not applicable.

9.       *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officer
   - Jessica Darmoni (Head of Marketing)
   - John Denza (Chief Commercial Officer)
   - Ian Grieves Head of Product Development)
   - Joshua Iverson (Risk Analyst)
   - Benjamin Lawson (Head of Information Security)
   - Nataliya Manina (Chief Compliance Officer)
   - Joseph McGlawn (Head of Clearing Operations)
   - Suresh Movva  (Chief Operating Officer)
   - Nick Perak (Head of Marketing Operations)
   - Vidhu Singh (Chief Risk Officer)
   - Bryan Stuart (Chief Financial Officer)
   - Cboe Digital Holdings, Inc.(Member)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**NNN.** <u>**Aequitas Innovations Inc.**</u>

1. *Name*: Aequitas Innovations Inc.
   *Address*: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on May 30, 2013.

4. *Brief description of nature and extent of affiliation*: Aequitas Innovations Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - Dave Howson
   - Adam Inzirillo
   - Greg Mills
   - Joseph Schmitt
   - Ian Telfer

   <u>Officers</u>
   - Joseph Schmitt (President and CEO)
   - Perry Dellelce (ChairPerson)
   - Terry Mack (Chief Financial Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### OOO. Aequitas EVO Connect Inc.

1. *Name*: Aequitas EVO Connect Inc.
   *Address*: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on March 9, 2015.

4. *Brief description of nature and extent of affiliation*: Aequitas EVO Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Dave Howson
   - Joseph Schmitt

   Officers
   - Joseph Schmitt (Chief Executive Officer)
   - Terry Mack (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**PPP.** <u>**Neo Exchange Inc.**</u>

1.  *Name*: Neo Exchange Inc.
    *Address*: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2.  *Form of organization*: Corporation

3.  *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 15, 2019.

4.  *Brief description of nature and extent of affiliation*: Neo Exchange Inc. was acquired by Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No change.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    <u>Current Directors</u>
    *   Perry Dellelce
    *   Lori-Ann Beausoleil
    *   Dave Howson
    *   Adam Inzirillo
    *   Maureen Jensen
    *   Joseph Schmitt
    *   Ian Telfer

    <u>Officers</u>
    *   Joseph Schmitt (President and CEO)
    *   Aimee Schmitt (Head of Marketing and Communications)
    *   Terry Mack (Chief Financial Officer)
    *   Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## QQQ. <u>Neo Connect Inc.</u>

1. *Name*: Neo Connect Inc.
   *Address*: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 17, 2014.

4. *Brief description of nature and extent of affiliation*: Neo Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Dave Howson
   - Terry Mack

   <u>Officers</u>
   - Joseph Schmitt (President and CEO)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**RRR.  Cboe Ascent Holdings LLC**

1. *Name*: Cboe Ascent Holdings LLC
   *Address*: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 13, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Ascent Holdings, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Officers
   - Dave Howson (President)
   - Chris Isaacson (EVP and COO)
   - Patrick J. Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**SSS.** **BIDS Australia Pty. Ltd.**

1. *Name*: BIDS Australia Pty. Ltd.
   *Address*: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on March 7, 2023.

4. *Brief description of nature and extent of affiliation*: BIDS Australia Pty. Ltd. is a wholly-owned subsidiary of Global Services LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte
   - Murrough O'Brien

   Officers
   - Murrough O'Brien (Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**TTT.** **Cboe Hong Kong Limited**

1. *Name*: Cboe Hong Kong Limited
   *Address*: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*:  Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operation on 5/21/2024.

## Exhibit J

**Exhibit Request:**

**A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:**

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

**Response:**

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange.  These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

| Officers | | | |
|---|---|---|---|
| Name: | Title: | Appointment Date: | Termination/ Change Position Date: |
| Alexandra Albright | Senior Vice President, Chief Compliance Officer | 02/28/17 | 02/11/19 – Change in title |
| Kristin Boyd | VP, Derivative Sales | 08/16/22 | |
| Carmen Brannan | Vice President, Government Relations | 02/08/22 | |
| Kevin Carrai | Vice President, Market Data and Access Services | 02/10/15 | 02/11/19 – Change in title |
| Cole Chmielewski | Vice President, Operations | 02/22/20 | |
| Bo Chung | Senior Vice President, Global Head of Sales & Index Licensing | 02/08/22 | |

| | | | | |
|---|---|---|---|---|
| Catherine Clay | EVP, Global Head of Derivatives | 02/13/18 | | 10/11/23 – Change in title |
| Gary Compton | Vice President, Communications | 07/30/18 | | 02/11/19 – Change in title |
| Jeff Connell | Vice President, Deputy Chief Regulatory Officer | 11/02/15 | | 03/01/18 - Change in title |
| Brent Coonrod | Vice President, Software Engineering | 01/07/19 | | |
| Laura Dickman | Vice President, Associate General Counsel | 02/13/18 | | 03/01/18 - Change in title |
| James Enstrom | Senior Vice President, Chief Audit Executive | 02/28/17 | | 02/11/19 – Change in title |
| Angelo Evangelou | SVP, Chief Policy Officer | 02/11/20 | | |
| Stacie Fleming | SVP, Marketing and Communications | 02/02/21 | | |
| Stephanie Foley | EVP, Chief Human Resources Officer | 08/16/22 | | 10/11/23 – Change in title |
| Carmen Brannan Frazier | VP, Government Relations | 02/08/22 | | |
| Todd Furney | Vice President, Chief Risk Officer | 02/28/17 | | |
| Jennifer Golding | Vice President, Associate General Counsel, Chief Litigation Officer | 07/30/18 | | |
| Jill Griebenow | EVP, CFO, Treasurer | 08/15/18 | | 08/10/23 – Change in title |
| John Hiatt | Vice President, Product Development | 02/11/19 | | |
| Rob Hocking | Senior Vice President, Head of Derivatives Strategy | 12/17/18 | | |
| Gregory Hoogasian | Senior Vice President, Chief Regulatory Officer | 02/28/17 | | |
| Dave Howson | President | 05/12/22 | | |

| | | | | |
|---|---|---|---|---|
| Adam Inzirillo | EVP, Global Head of DnA | 10/28/19 | | 10/11/23 – Change in title |
| Chris Isaacson | Executive Vice President, COO | 02/10/15 | | 01/14/19 – Change in title |
| Jennifer Lamie | Vice President, Chief Regulatory Advisor | 02/13/18 | | 03/01/18 - Change in title |
| Tim Lipscomb | SVP, Chief technology Officer | | | |
| Stephanie Marrin Lara | Vice President, Deputy Chief Regulatory Officer | 02/13/18 | | 03/01/18 - Change in title |
| Marc Magrini | Vice President, Administration | 02/13/18 | | |
| Emily Mitchell | Vice President, Tax | 02/11/20 | | |
| Anthony Montesano | Vice President, TSD and Membership Services | 02/13/18 | | |
| Kyle Murray | VP and Associate General Counsel | 10/28/19 | | |
| Dennis O'Callahan | VP, Multi-Asset Product Development | 02/02/21 | | |
| Dan Overmyer | Vice President, Options Regulation | 12/17/18 | | |
| Hemang Patel | VP, Project Management | 02/02/21 | | |
| Arthur Reinstein | Senior Vice President and Deputy General Counsel | 02/28/17 | | 03/01/18 - Change in title |
| Stephanie Renner | SVP, Finance | 08/16/22 | | |
| John Sexton | Executive Vice President, General Counsel & Corporate Secretary | 02/28/17 | | 03/01/18 - Change in title |
| Steven Sinclair | Vice President, Systems Development | 02/13/18 | | |
| Eileen Smith | Vice President, Data and Analytics | 02/13/18 | | 02/11/19 – Change in title |

| Alexandra Szakats | Vice President, Cboe Options Institute | 07/17/2024 | |
|---|---|---|---|
| Natan Tiefenbrun | SVP, President North American and European Equities | 07/17/2024 | |
| Hatice Unal | SVP, Infrastructure | 08/10/23 | |
| Joacim Wiklander | President & CEO of Cboe Canada, Head of Global Listings | 07/17/2024 | |
| Allen Wilkinson | VP and Controller | 02/02/21 | |
| Omarr Woodhouse | VP, Operations | 02/02/21 | |
| Troy Yeazel | Senior Vice President, Operations | 11/02/15 | |
| **Former Officers** | | | |
| Name: | Title: | Appointment Date: | Termination/ Change Position Date: |
| Michael Trees | Vice President, Trading System Development | 02/13/18 | 01/03/2020 |
| Mark Hemsley | Senior Vice President | 01/07/20 | 02/28/20 |
| Lawrence Bresnahan | Vice President, Market & Member Regulation | 02/13/18 | 06/26/20 |
| Aaron Weissenfluh | Vice President, Chief Information Security Officer | 02/10/15 | 08/14/20 |
| Carol Kennedy | SVP, Chief Communications Officer | 02/11/20 | 12/31/20 |
| Vivian Yiu | Vice President, FX Chief Operating Officer | 11/01/16 | 02/02/21 |
| Bryan Harkins | Executive Vice President, Head of Markets Division | 02/10/15 | 03/24/21 |
| Jackie Hancock | Vice President, Controller | 11/01/18 | 06/11/21 |

| John Palmer | VP, Business Development | 02/02/21 | 10/26/21 |
|---|---|---|---|
| Eric Crampton | Senior Vice President, CTO | 05/12/15 | 01/14/22 |
| Jen Browning | Vice President, Chief Human Resources Officer | 07/29/19 | 01/31/22 |
| Michael Mollet | VP, Head of Futures | 10/28/19 | 03/29/22 |
| Laura Morrison | Senior Vice President, ETP Listings | 05/12/15 | 05/06/22 |
| Brett Johnson | Vice President, Software Engineering | 01/07/19 | 07/08/2022 |
| Brittany Carter | VP, Financial Planning and Analysis | 02/02/21 | |
| Brian N. Schell | Executive Vice President, Chief Financial Officer, Treasurer | 02/10/15 | 07/18/23 |
| Curt Schumacher | Vice President, Infrastructure | 02/13/18 | 08/15/23 |
| Ed Tilly | CEO | 02/28/17 | 09/18/23 |
| Arianne Adams | Senior Vice President, Head of Options and Global Client Services | 01/07/19 | 10/31/23 |
| John Deters | Executive Vice President, Chief Strategy Officer | 02/28/17 | 11/07/23 |
| Andrew Lowenthal | SVP, International Expansion and Business Development | 02/28/17 | 12/31/23 |
| Gina DeRaimo | Vice President, Derivatives Institute | 01/07/20 | 05/04/24 |
| Umesh Yerram | VP, Chief Information Security Officer | 02/02/21 | 06/27/24 |

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange.  Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal.  The current directors of the Exchange are the persons listed below:

| Directors | | | | | |
|---|---|---|---|---|---|
| Name | | Classification(s) | | Appointment Date: | Termination Date: |
| Bruce Andrews | | Director | | 02/13/18 | |
| Gilbert Bassett | | Director | | 02/19/23 | |
| Alexander Matturri, Jr. | | Director | | 05/18/21 | |
| Kevin Murphy | | Director | | 02/13/18 | |
| Anada Radhakrishnan | | Director | | 01/01/23 | |
| David Roscoe | | Director | | 10/13/10 | |
| Hillary Sale | | Director | | 12/19/22 | |
| Scott Wagner | | Director | | 10/27/16 | |
| Former Directors | | | | | |
| Name: | | Title: | | Appointment Date: | Termination/Change Position Date: |
| Jill Sommers | | Director | | 10/26/15 | 07/18/21 |
| Brian Schell | | Director | | 08/16/22 | 07/18/23 |
| Ed Tilly | | Director | | 08/10/23 | 09/18/23 |

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe